Merrill Lynch Municipal Bond Fund, Inc. – National Portfolio

File No. 811-2688

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending June 30, 2004, Merrill Lynch Municipal Bond Fund, Inc. –National Portfolio (the “Registrant”) acquired substantially all of the assets and assumed substantially all of the liabilities of The Municipal Fund Accumulation Investment Program, Inc. (“Muni IAP”), File No. 811-2694.

At a meeting of the Board of Directors of the Registrant and Muni IAP held on November 12 and 13, 2003, the Boards approved the proposal pursuant to which the Registrant would acquire substantially all of the assets of Muni IAP and assume substantially all of the liabilities of Muni IAP in return for newly issued shares of the Registrant to be distributed to the shareholders of Muni IAP in proportion to such shareholders’ interest in Muni IAP in liquidation of Muni IAP.

On December 29, 2003, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File Nos. 333-111596 and 811-2688) (the “N-14 Registration Statement”).  The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganization by the shareholders of Muni IAP.

On March 8, 2004, the shareholders of the Registrant and Muni IAP approved the Reorganization at a special meeting of shareholders held for that purpose.  On April 2, 2004 (the “Reorganization Date”), pursuant to the Agreement, Muni IAP transferred assets valued at $368,217,556.63to the Registrant and received in exchange RITA newly-issued Class A, Class B, Class C, and Class D shares of the Registrant comprised of  35,155,756 Class I shares, 0 Class B shares, 0 Class C shares and 0 Class D shares.  Such shares were then distributed to the shareholders of Muni IAP on that date in proportion to each shareholder’s interest (by Class) in the assets transferred.

An Application for Deregistration on Form N-8F will be filed by Muni IAP with the Securities and Exchange Commission.